Exhibit 21.1

SUBSIDIARIES OF AYTU BIOPHARMA, INC.

	Name of Subsidiary	State Jurisdiction

1.	Aytu Therapeutics, LLC	Delaware
2.	Innovus Pharmaceuticals, Inc.	Nevada
3.	Semprae Laboratories, Inc	Nevada
4.	Novalare, Inc	Nevada
5.	Supplement Hunt, Inc.	Nevada
6.	Delta Prime Savings Club, Inc	Nevada
7.	Neos Therapeutics, Inc.	Delaware
8.	Neos Therapeutics Commercial, LLC	Delaware
9.	Neos Therapeutics Brands, LLC	Delaware
10.	Neos Therapeutics, LP	Texas
11.	PharmaFab Texas, LLC	Texas